GEMINI FUND SERVICES, LLC

450 Wireless Blvd.

Hauppauge, New York 11788

Emile R. Molineaux

General Counsel

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

March 15, 2006

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn :  Laura Hatch, Senior Attorney

(202) 551-6957

RE:      Northern Lights Fund Trust  (the “Registrant”) on behalf of the Gaming and Casino Fund

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Denise Cassidy, of Gemini Fund Services, LLC on March 15, 2006 with respect to the above-referenced filing (“March 13, 2006 Correspondence Filing”).

Your comments are set forth below, and each is followed by the Registrant’s response.

Prospectus

Comment: 1

Under the heading “Risk/Return Summary,” the sub-heading “Principal Investment Strategies,” define “substantial business” in the sentence that reads “In selecting the securities in the particular sector, as many public and research databases differ as to exact industry classification of a corporation, Ahrens Advisors L.P. (the “Advisor”) will regularly search Gaming Industry and Electronic Game databases and publications, plus investment research sources for public corporations doing substantial business in the areas of video/electronic games, casino, gaming, lottery, pari-mutuel, and related businesses.” Substantial Business should be defined as 50% or more.

Response:

The following disclosure has been added:

Substantial business is defined as 50% or more of a firm’s gross income or net sales generated from activities in the particular sector, or supporting or supplying that sector. A firm also may be considered if it devotes 50% or more of its total assets to producing revenues from the sector. All companies with substantial business in these areas will be considered “gaming and casino companies” for purposes of the Fund’s investment policies.

Comment: 2

Under the heading “Risk/Return Summary,” the sub-heading “Principal Risks,” provide add the following risk disclosure: Small Cap Risk, Style Risk, Industry Risk (specific to the Gaming and Casino Industry) and Foreign Risk. Need to include more Industry Risk Disclosure.

Response:

This section has been revised and now reads:

Some of the principal risks that the Fund is exposed to are:

Industry Risk. This is the risk of investing in a particular industry or industry sector. Market or economic factors affecting the gambling, casino are related industries could have a major effect on the value of Fund’s investments. For instance, such companies may be adversely affected by changes in economic conditions.  The casino industry is particularly susceptible to economic conditions that negatively affect tourism.  Like the entertainment industry, the casino and gaming industries are highly competitive, and new products, casino concepts and venues are competitive challenges to existing companies.   Companies in the gambling, casino and related industries are highly regulated, and state and federal legislative changes can significantly impact the profitability of companies in those industries. As a result of the Fund's concentration in this sector, the Fund tends to be more volatile than other mutual funds, and the value of the Fund's investments (and consequently the Fund's share price) tends to go up and down more rapidly.

The Registrant acknowledges that:

•     The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•     The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/Emile R. Molineaux

Emile R. Molineaux